LUSE GORMAN POMERENK & SCHICK

A PROFESSIONAL CORPORATION

Attorneys at Law

5335 WISCONSIN AVENUE, N.W., SUITE 780

Washington, D.C. 20015

TELEPHONE (202) 274-2000

Facsimile (202) 362-2902

www.luselaw.com

(202) 274-2010	bazoff@luselaw.com

November 7, 2013

Michael Clampitt, Senior Counsel

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-0303

Re:                             Coastway Bancorp, Inc.

Registration No. 333-191120

Registration Statement on Form S-1

Dear Mr. Clampitt:

On behalf of Coastway Bancorp, Inc. (the “Company”) and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting Pre-Effective Amendment No. 2 to the Company’s Registration Statement on Form S-1 (the “Amended S-1”).  Set forth below are the comments from the Staff’s letter dated November 1, 2013, as well as the Company’s responses to those comments. The Amended S-1 has been blacklined to reflect changes from the previous filing.

Financial Statements

Note 1. Summary of Significant Accounting Policies

Allowance for Loan Losses, page F-12

1.                                      We acknowledge your response to prior comment 15. Please revise your disclosures to clarify how you adjust the ten-year loss history for qualitative factors that are dependent on charge-offs during the most recent three-year period. In addition, please clarify how you adjust your historical ten-year losses for current asset quality trends.

As discussed with the staff, the disclosure has been revised on page F-23.

2.                                      Please include the table that discloses the amount and percent of the total general allowance comprised of the ten-year loss history and qualitative components presented in your response.

The table has been added to page F-22.

Exhibits

Exhibit 8.2

3.                                      Please revise the first paragraph on page 2 to limit the independent registered public accounting firm’s reliance on the statements and representations contained respectively in the certificates of the officers of the MHC to factual matters.

The opinion has been revised as requested on page 2 of the opinion.

4.                                      Please revise the penultimate paragraph on page 5 to state that the discussion under the caption “State Taxation” in the prospectus constitutes the independent registered public accounting firm’s opinion. Also revise your disclosure to state that the discussion in the “State Taxation” section of the prospectus is the independent registered public accounting firm’s opinion.

The opinion has been revised as requested on page 5 of the opinion. In addition, as discussed with the staff, new disclosure has been added to the prospectus on page 113.

Exhibit 23.3

5.                                      Please have the independent registered public accounting firm revise Exhibit 23.3 to include its consent to:

•                  the filing of the state tax opinion as an exhibit to the registration statement; and

•                  the discussion of the state tax opinion in the registration statement.

Please refer to Section IV of Staff Legal Bulletin No. 19 for additional guidance.

The consent of the independent registered public accounting firm in Exhibit 23.3 has been revised as requested.

We believe the foregoing is responsive to the staff’s comments.  The Company wishes to have the registration statement declared effective as soon as possible.  Should you have any questions, please do not hesitate to contact the undersigned at (202) 274-2010 or Richard S. Garabedian at (202) 274-2030.

Very truly yours,

/s/ Benjamin Azoff
Benjamin Azoff

cc:                                David Lin, Esq.

Chris Harley, CPA

Gus Rodriguez, CPA

William A. White, President and Chief Executive Officer

Richard S. Garabedian, Esq.